

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-Mail
Elliot Ehrlich
Chief Executive Officer
NanoAntibiotics, Inc.
9511 Collins Ave., Suite 807
Surfside, Florida 33154

Re: NanoAntibiotics, Inc.
Registration Statement on Form S-1
Filed August 15, 2013
File No. 333-190635

Dear Mr. Ehrlich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1. We note that the proposed offering price for the common stock underlying the warrants is $0.50, which is also the exercise price of the warrants. Please advise whether the common stock underlying the warrants will be offered at a fixed price of $0.50 or $0.10, as is suggested throughout the prospectus. Please revise your disclosure accordingly.

2. You state in the second paragraph hereunder that the common stock underlying the warrants is "currently fixed at an exercise price of $0.50" but for which the price "may be adjusted from time to time" in accordance with the terms of the warrant. Please explain how the exercise price is fixed if it may be adjusted, or revise your disclosure accordingly.

Prospectus Cover Page

3. Please revise to disclose the selling stockholders' net proceeds for the total amount of the offering. See Item 501(b)(3) of Regulation S-K.

4. We note your disclosure stating that the selling securityholders may sell the shares at varying prices. Please revise your disclosure to indicate that all shares of common stock offered pursuant to this registration statement will be sold at a fixed price until the shares are quoted on the OTCBB or other comparable marketplace.

Prospectus Summary, page 3

5. We note your disclosure that 39.5% of the total issued and outstanding shares of common stock are held by your officers and directors. However, we note your disclosure on page 35 indicating that at least 80% of your issued and outstanding shares are held by your officers and directors and their immediate family members. Please revise your disclosure here and elsewhere as appropriate to indicate the amount owned by insiders, including family members.

6. We note your statement that your drug candidates are in the development stage and have been studied in cell-based assays. We further note your disclosure on page 30 that you are currently engaged in pre-clinical testing. Based on your disclosure on page 30 it does not appear that you have any employees aside from your two officers and do not have any properties aside from a home office. Please clarify whether the development of the drug candidates and the pre-clinical testing are being conducted by you or third-parties, including where such studies are being conducted.

Risk Factors, page 6

7. We note your disclaimer that the risks and uncertainties described are not the only ones faced, and that risks believed to be less significant could impair your business. We note a similar disclaimer on page 17 regarding other potential risks that "could be important." Please delete such disclaimers as they suggest to investors that all material risks have not been identified.

Management's Discussion and Analysis, page 24

8. Please revise to describe the material components of the $17,515 recorded in the statement of operations as selling, general and administrative expenses. We note from page F-6 your disclosure that there were no amounts expended for research and development for the period ended June 30, 2013; however, the disclosure on page 24 appears to suggest otherwise.

Capital Resources and Liquidity, page 25

9. We note your statement that you do not have sufficient funds for the next twelve months and must raise cash to implement your strategy and stay in business. Please revise to provide a discussion of: i) the extent to which you are actually using funds in your operations on a monthly basis; and ii) how much is anticipated to be required in order to commence intended operations, including a description of any milestones or timelines related to such commencement. Please expand your disclosure to discuss the extent to which you would "scale back" your development plans if you are unable to raise the additional funds needed.

Description of Business, page 26

10. We note your use of various industry statistics in this section. Please tell us whether the sources you cite are available to the public or if you commissioned any of the sources cited in this section. Please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

11. We note your use of descriptions and terms that include industry specific jargon. For example, you use the terms "xenobiotic metabolism" and "proteinaceous transporters located in the cytoplasmic membrane." Please revise to provide context for these terms or a more general description of certain of these processes so a reader not familiar with your industry can understand your disclosure.

12. Please revise this section to include the need for any government approval of your principal products and the effect of existing or probable governmental regulations on the business. See Items 101(h)(4)(viii) and 101(h)(4)(ix) of Regulation S-K.

13. Please revise this section to disclose the amount spent on research and development, as required by Item 101(h)(4)(x) of Regulation S-K.

Management, page 31

14. Please disclose whether Mr. Menon is currently employed at Markit.

Legal Proceedings, page 31

15. Your disclosure does not appear to cover all of the legal proceedings included in Item 401(f) of Regulation S-K. Please revise your disclosure to include all of the legal proceedings specified, or, in the alternative, delete this disclosure to the extent it is not applicable to your directors or executive officers. See Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 35

16. Please revise your disclosure to include the address for each of the securityholders listed in this section. Please also indicate by footnote the amount known to be shares with respect to which each person has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act.

Selling Securityholders, page 36

17. We note that you have not included the shares of common stock underlying the warrants held by the selling securityholders in the number of shares beneficially owned prior to the offering. It appears the each of the selling securityholders has the right to acquire beneficial ownership of the common stock underlying the warrants within sixty days, and therefore the shares are considered beneficially owned prior to the offering pursuant to Rule 13d-3(d)(1). Please revise or advise accordingly.

Undertakings, page II-3

18. Please remove the undertaking in Item 512(a)(6) of Regulation S-K as it is not applicable to your offering.

19. Please include the undertaking in Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

20. The opinion states that the Private Placement Shares previously issued were duly authorized for issuance, validly issued, fully paid and nonassessable <u>when issued</u>. Please have counsel revise the opinion to state that the shares are validly issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at 202-551-3743, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Matthew Ogurick, Esq. (*via E-mail*)
        K&L Gates LLP